Filed Pursuant to Rule 424(b)2
Registration No. 333-219206

Prospectus Supplement to the Prospectus dated July 10, 2017.

The Goldman Sachs Group, Inc.

350,000 Depositary Shares

Each Representing 1/25th Interest in a Share of

4.40% Fixed-Rate Reset Non-Cumulative Preferred Stock,

Series S

Each of the 350,000 depositary shares offered hereby represents a 1/25th ownership interest in a share of perpetual 4.40% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series S (“Series S Preferred Stock”), $25,000 liquidation preference per share, of The Goldman Sachs Group, Inc., deposited with The Bank of New York Mellon, as depositary. The depositary shares are evidenced by depositary receipts. As a holder of depositary shares, you are entitled to all proportional rights and preferences of the Series S Preferred Stock (including dividend, voting, redemption and liquidation rights). You must exercise such rights through the depositary.

Holders of Series S Preferred Stock will be entitled to receive dividend payments only when, as and if declared by our board of directors or a duly authorized committee of the board, out of funds legally available for the payment of dividends. Any such dividends will be payable on a non-cumulative basis semi-annually in arrears on the 10th day of February and August of each year, commencing on August 10, 2020. Dividends will accrue (i) from the date of original issue to, but excluding, February 10, 2025 at a fixed rate per annum of 4.40%, and (ii) from, and including, February 10, 2025, during each reset period at a rate per annum equal to the five-year treasury rate as of the most recent reset dividend determination date (as described elsewhere in this prospectus supplement) plus 2.85%. Payment of dividends on the Series S Preferred Stock is subject to certain legal, regulatory and other restrictions as described elsewhere in this prospectus supplement.

In the event dividends are not declared on Series S Preferred Stock for payment on any dividend payment date, then those dividends will not be cumulative and will cease to accrue and be payable. If we have not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends accrued for that dividend period, whether or not dividends on the Series S Preferred Stock are declared for any future dividend period.

We may, at our option, redeem the shares of Series S Preferred Stock (i) in whole or in part, on any dividend payment date on or after February 10, 2025 or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements as described under “Description of Series S Preferred Stock—Redemption” on page S-18, in each case, at a redemption price of $25,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends to, but excluding, the date of redemption, without accumulation of undeclared dividends. If we redeem the Series S Preferred Stock, the depositary will redeem a proportionate number of depositary shares. The Series S Preferred Stock will not have voting rights, except as set forth under “Description of Series S Preferred Stock—Voting Rights” on page S-19.

The Series S Preferred Stock and the depositary shares are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Neither the Series S Preferred Stock nor the depositary shares will be listed or displayed on any securities exchange or interdealer quotation system.

See “Risk Factors” beginning on page S-8 of this prospectus supplement to read about factors you should consider before buying the depositary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Depositary Share	Total
Initial public offering price(1)	$1,000.00	$350,000,000.00
Underwriting discount(2)	$10.00	$3,500,000.00
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	$990.00	$346,500,000.00

(1)

The initial public offering price set forth above does not include accrued dividends, if any, that may be declared. Dividends, if declared, will accrue from the date of original issuance, expected to be January 28, 2020.

(2)	An underwriting discount of 10.00 per depositary share (or up to 3,500,000.00 for all depositary shares) will be deducted from the proceeds paid to us by the underwriters.

The underwriters expect to deliver the depositary shares in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about January 28, 2020.

The Goldman Sachs Group, Inc. may use this prospectus supplement and the accompanying prospectus in the initial sale of the depositary shares. In addition, Goldman Sachs & Co. LLC or any other affiliate of The Goldman Sachs Group, Inc. may use this prospectus supplement and the accompanying prospectus in a market-making transaction in the depositary shares after their initial sale, and unless they inform the purchaser otherwise in the confirmation of the sale, this prospectus supplement and accompanying prospectus are being used by them in a market-making transaction.

Goldman Sachs & Co. LLC

Banca IMI	BB&T Capital Markets
BMO Capital Markets	BNY Mellon Capital Markets, LLC
Citigroup	Capital One Securities
Danske Markets Inc.	Fifth Third Securities
Huntington Capital Markets	ING
J.P. Morgan	KeyBanc Capital Markets
Lloyds Securities	Mizuho Securities
Natixis	NatWest Markets
PNC Capital Markets LLC	RBC Capital Markets
Regions Securities LLC	Santander
Scotiabank	SMBC Nikko
TD Securities	UniCredit Capital Markets
US Bancorp	Wells Fargo Securities
Academy Securities	Drexel Hamilton
Mischler Financial Group, Inc.	R. Seelaus & Co., LLC

Prospectus Supplement dated January 23, 2020.

SUMMARY INFORMATION

This summary highlights information contained in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all the information you should consider before investing in the depositary shares representing interests in our Series S Preferred Stock.

Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 10, 2017, of The Goldman Sachs Group, Inc. The terms described herein supplement those described in the accompanying prospectus, and if the terms described here are inconsistent with those described there, the terms described here are controlling.

Issuer:	The Goldman Sachs Group, Inc.

Securities offered:	350,000 depositary shares each representing a 1/25th ownership interest in a share of perpetual 4.40% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series S, $0.01 par value, with a liquidation preference of $25,000 per share (equivalent to $1,000 per depositary share) of The Goldman Sachs Group, Inc. Each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series S Preferred Stock represented by such depositary share, to all the rights and preferences of the Series S Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

We may from time to time elect to issue additional depositary shares representing shares of the Series S Preferred Stock, and all the additional shares would be deemed to form a single series with the depositary shares representing shares of Series S Preferred Stock offered by this prospectus supplement; provided that we shall only issue such additional shares if they will be fungible for U.S. tax purposes with all of the originally issued shares.

Dividends:	Dividends on the Series S Preferred Stock, when, as and if declared by our board of directors (or a duly authorized committee of the board), will be payable semi-annually in arrears on the 10th day of February and August of each year, commencing on August 10, 2020. Dividends will accrue on the liquidation preference amount of $25,000 per share of the Series S Preferred Stock (equivalent to $1,000 per depositary share) (i) from the date of original issue to, but excluding, February 10, 2025 (the “First Reset Date”) at a fixed rate per annum of 4.40%, and (ii) from, and including, the First Reset Date, during each reset period, at a rate per annum equal to the five-year treasury rate as of the most recent reset dividend determination date (as described elsewhere in this prospectus supplement) plus 2.85%.

A “reset date” means the First Reset Date and each date falling on the fifth anniversary of the preceding reset date. Reset dates, including the First Reset Date, will not be adjusted for business days. A “reset period” means the period from and including the First Reset Date to, but excluding, the next following reset date and thereafter each period from and including each reset date to, but excluding, the next following reset date. A “reset dividend determination date” means, in respect of any reset period, the day falling three business days prior to the beginning of such reset period.

See “Description of Series S Preferred Stock—Dividends” below for further information on how dividends are calculated.

Payment dates are subject to adjustment for business days. Any such dividends will be distributed to holders of depositary shares in the manner described under “Description of Depositary Shares—Dividends and Other Distributions” below.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Series S Preferred Stock and will end on and exclude the August 10, 2020 dividend payment date.

Dividends on shares of Series S Preferred Stock will not be cumulative and will not be mandatory. In the event dividends are not declared on the Series S Preferred Stock for payment in respect of any dividend period, then such dividends shall not be cumulative and shall cease to accrue and be payable. If our board of directors (or a duly authorized committee of the board) has not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends accrued for such dividend period after the dividend payment date for that dividend period, whether or not dividends on the Series S Preferred Stock are declared for any future dividend period.

Payment of dividends on the Series S Preferred Stock is subject to certain legal, regulatory and other restrictions described under “Description of Series S Preferred Stock—Dividends” below.

So long as any share of Series S Preferred Stock remains outstanding, no dividend shall be paid or declared on our common stock or any of our other securities ranking junior to the Series S Preferred Stock (other than a dividend payable solely in common stock or in such junior securities), and no common stock or other securities ranking junior to the Series S Preferred Stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of such junior securities for or into other junior securities, or the exchange or conversion of one share of such junior securities for or into another share of such junior securities), during a dividend period, unless the full dividends for the latest completed dividend period on all outstanding shares of Series S Preferred Stock have been declared and paid, or declared and a sum sufficient for the payment thereof has been set aside. However, the foregoing provision shall not restrict the ability of Goldman Sachs & Co. LLC, or any of our other affiliates, to engage in any market-making transactions in our junior stock in the ordinary course of business.

When dividends are not paid in full on the shares of Series S Preferred Stock and any shares of other classes or series of our securities that rank equally with the Series S Preferred Stock (in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc.) for a dividend period, all dividends declared with respect to shares of Series S Preferred Stock and all such equally ranking securities for such dividend period shall be declared pro rata so that the respective amounts of such dividends bear the same ratio to each other as all accrued but unpaid dividends per share on the shares of Series S Preferred Stock for such dividend period and all such equally ranking securities for such dividend period bear to each other.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by the board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other securities ranking equally with or junior to the Series S Preferred Stock from time to time out of any funds legally available for such payment, and the shares of the Series S Preferred Stock shall not be entitled to participate in any such dividend.

Dividend payment dates:	The 10th day of February and August of each year, commencing on August 10, 2020, subject to adjustment as provided below. If any dividend payment date is not a business day (as defined below), then the dividend with respect to that dividend payment date will be paid on the next succeeding business day, without interest or other payment in respect of such delayed payment. “Business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close.

Redemption:	The Series S Preferred Stock is perpetual and has no maturity date. We may, at our option, redeem the shares of Series S Preferred Stock (i) in whole or in part, on any dividend payment date on or after the First Reset Date or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined elsewhere in this prospectus supplement), in each case, at a redemption price of $25,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends to, but excluding, the date of redemption, without accumulation of undeclared dividends. If we redeem the Series S Preferred Stock, the depositary will redeem a proportionate number of depositary shares.

Neither holders of Series S Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series S Preferred Stock.

Redemption of Series S Preferred Stock is subject to certain legal, regulatory and other restrictions described under “Description of Series S Preferred Stock—Redemption” below.

Liquidation rights:	Upon any voluntary or involuntary liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc., holders of shares of

Series S Preferred Stock are entitled to receive out of assets of The Goldman Sachs Group, Inc. available for distribution to stockholders, before any distribution of assets is made to holders of our common stock or of any other shares of our stock ranking junior as to such a distribution to the Series S Preferred Stock, a liquidating distribution in the amount of $25,000 per share (equivalent to $1,000 per depositary share) plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Distributions will be made only to the extent of The Goldman Sachs Group, Inc.’s assets that are available after satisfaction of all liabilities to creditors, if any (pro rata as to the Series S Preferred Stock and any other shares of our stock ranking equally as to such distribution).

Voting rights:	None, except with respect to certain changes in the terms of the Series S Preferred Stock and in the case of certain dividend non-payments. See “Description of Series S Preferred Stock—Voting Rights” below. Holders of depositary shares must act through the depositary to exercise any voting rights, as described under “Description of Depositary Shares—Voting the Series S Preferred Stock” below.

Ranking:

Shares of the Series S Preferred Stock will rank senior to our common stock, equally with our previously issued Floating Rate Non-Cumulative Preferred Stock, Series A, $25,000 liquidation preference per share (“Series A Preferred Stock”), Floating Rate Non-Cumulative Preferred Stock, Series C, $25,000 liquidation preference per share (“Series C Preferred Stock”), Floating Rate Non-Cumulative Preferred Stock, Series D, $25,000 liquidation preference per share (“Series D Preferred Stock”), Perpetual Non-Cumulative Preferred Stock, Series E, $100,000 liquidation preference per share (“Series E Preferred Stock”), Perpetual Non-Cumulative Preferred Stock, Series F, $100,000 liquidation preference per share (“Series F Preferred Stock”), 5.50% Non-Cumulative Preferred Stock, Series J, $25,000 liquidation preference per share (“Series J Preferred Stock”), 6.375% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K, $25,000 liquidation preference per share (“Series K Preferred Stock”), 5.70% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series L, $25,000 liquidation preference per share (“Series L Preferred Stock”), 5.375% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series M, $25,000 liquidation preference per share (“Series M Preferred Stock”), 6.30% Non-Cumulative Preferred Stock, Series N, $25,000 liquidation preference per share (“Series N Preferred Stock”), 5.30% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series O, $25,000 liquidation preference per share (“Series O Preferred Stock”), 5.00% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series P, $25,000 liquidation preference per share (“Series P Preferred Stock”), 5.50% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series Q, $25,000 liquidation preference per share (“Series Q Preferred Stock”) and 4.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series R, $25,000 liquidation preference per share (“Series R Preferred Stock”) and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of Series S Preferred Stock), with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up. We will generally be able to pay dividends and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness and other non-equity claims).

Maturity:	The Series S Preferred Stock does not have any maturity date, and we are not required to redeem the Series S Preferred Stock. Accordingly, the Series S Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem it.

Preemptive and conversion rights:	None.

Listing:	Neither the depositary shares nor the Series S Preferred Stock will be listed on any securities exchange or interdealer market quotation system.

Tax consequences:	This section supplements the discussion of U.S. federal income taxation of the depositary shares in the accompanying prospectus under “United States Taxation” and supersedes it to the extent inconsistent therewith. If you are a noncorporate United States holder, dividends paid to you on the depositary shares will generally be “qualified dividends” that are taxable to you at a preferential maximum rate of 20%, provided that you hold your shares of preferred stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Please see the discussion under “United States Taxation—Taxation of Preferred Stock and Depositary Shares—United States Holders—Distributions on Preferred Stock” in the accompanying prospectus for a discussion of the consequences of dividends that are not paid out of our current or accumulated earnings and profits.

If you are taxed as a corporation, except as described in the accompanying prospectus under “United States Taxation—Taxation of Preferred Stock and Depositary Shares—United States Holders—Limitations on Dividends-Received Deduction”, dividends on the depositary shares would be eligible for the 50% dividends-received deduction (which, as a result of a change in law effective for tax years beginning after December 31, 2017, is less than the 70% dividends-received deduction described in the accompanying prospectus). If you are a United States alien holder of depositary shares, dividends paid to you will be subject to withholding tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

As discussed under “United States Taxation—Taxation of Preferred Stock and Depositary Shares—United States Holders—Redemption Premium” in the accompanying prospectus, certain holders that purchase the depositary shares at a discount to the redemption price could be required to include a portion of the redemption premium in income each year. We expect that the depositary shares will not be issued with a discount of greater than a de minimis amount, and therefore you should not be required to include any of the redemption premium in income prior to redemption.

As discussed in the accompanying prospectus under “United States Taxation—Taxation of Preferred Stock and Depositary Shares—United States Holders—Redemption of Preferred Stock”, it is possible that a redemption of your stock could be treated as a distribution for United States federal income tax purposes. If you are a United States alien holder and a redemption is treated as a distribution, the redemption payment may be subject to withholding tax at a rate of 30% to the extent it reflects a share of The Goldman Sachs Group, Inc.’s current or accumulated earnings and profits as determined under United States federal income tax principles. Furthermore, if a broker or other paying agent is unable to determine whether the redemption should be treated as a distribution, such paying agent may be required to withhold tax at a 30% rate on the full amount you receive (in which case, you may be eligible to obtain a refund of all or a portion of any tax).

As discussed under “United States Taxation—Taxation of Preferred Stock and Depositary Shares—Foreign Account Tax Compliance Act (FATCA) Withholding” a 30% withholding tax could be imposed on dividend payments on depositary shares that are received by you or any non-U.S. person or entity that receives such income (a “non-U.S. payee”) on your behalf, unless you and each such non-U.S. payee in the payment chain comply with the applicable information reporting, account identification, withholding, certification and other FATCA-related requirements. We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive less than the amount that you would have otherwise received.

The accompanying prospectus states under “United States Taxation—Taxation of Preferred Stock and Depositary Shares—Foreign Account Tax Compliance Act (FATCA) Withholding” that payments of gross proceeds from a sale or other disposition of preferred stock could be subject to FATCA withholding if such disposition occurs on or after January 1, 2019. However, on December 13, 2018, the IRS proposed regulations, upon which taxpayers can rely, that eliminate FATCA withholding on gross proceeds.

For further discussion of the tax consequences relating to the depositary shares, see “United States Taxation—Taxation of Preferred Stock and Depositary Shares” in the accompanying prospectus.

Use of proceeds:	We intend to use the net proceeds from the sale of the depositary shares representing interests in the Series S Preferred Stock to redeem all outstanding shares of the Series L Preferred Stock.

Transfer agent and registrar:	The Bank of New York Mellon

Depositary:	The Bank of New York Mellon

Calculation Agent:	Goldman Sachs & Co. LLC

RISK FACTORS

An investment in the depositary shares is subject to the risks described below as well as the risks and considerations described in the accompanying prospectus dated July 10, 2017 and under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2018. You should carefully review these risks and considerations as well as the terms of the depositary shares described herein and in the accompanying prospectus dated July 10, 2017 before deciding whether this investment is suited to your particular circumstances.

You are making an investment decision with regard to the depositary shares as well as the Series S Preferred Stock

As described in the accompanying prospectus, we are issuing fractional interests in shares of Series S Preferred Stock in the form of depositary shares. Accordingly, the depositary will rely on the payments it receives on the Series S Preferred Stock to fund all payments on the depositary shares. You should carefully review the information in the accompanying prospectus and in this prospectus supplement regarding both of these securities.

The Series S Preferred Stock is equity and is subordinate to our existing and future indebtedness

The shares of Series S Preferred Stock are equity interests in The Goldman Sachs Group, Inc. and do not constitute indebtedness. As such, the shares of Series S Preferred Stock will rank junior to all indebtedness and other non-equity claims on The Goldman Sachs Group, Inc. with respect to assets available to satisfy claims on The Goldman Sachs Group, Inc., including in a liquidation of The Goldman Sachs Group, Inc. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series S Preferred Stock: (1) dividends are payable only if declared by our board of directors (or a duly authorized committee of the board), (2) as a corporation, we are subject to restrictions on payments of dividends and redemption price out of lawfully available funds and (3) as a bank holding company, our ability to declare and pay dividends is subject to the rules and the oversight of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).

The Goldman Sachs Group, Inc. has issued outstanding debt securities, the terms of which permit us to defer interest payments from time to time provided that, if we defer interest payments, we would not be permitted to pay dividends on any of our capital stock, including the Series S Preferred Stock, during the deferral period.

You may not receive dividends on the Series S Preferred Stock

Dividends on the Series S Preferred Stock are discretionary and non-cumulative. Consequently, if our board of directors (or a duly authorized committee of the board) does not authorize and declare a dividend for any dividend period, holders of Series S Preferred Stock will not be entitled to receive any such dividend, and such unpaid dividend will cease to accrue and be payable. We will have no obligation to pay dividends accrued for a dividend period after the dividend payment date for such period if our board of directors (or a duly authorized committee of the board) has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, Series M Preferred Stock, Series N Preferred Stock, Series O Preferred Stock, Series P Preferred Stock, Series Q Preferred Stock, Series R Preferred Stock, Series S Preferred Stock or any other preferred stock we may issue.

In addition, if and to the extent such act would cause us to fail to comply with applicable laws, rules and regulations (including applicable capital adequacy rules), we may not declare, pay or set aside for payment dividends on Series S Preferred Stock. As a result, if payment of dividends on Series S Preferred Stock for any dividend period would cause us to fail to comply with any applicable law, rule or regulation, we will not declare or pay a dividend for such dividend period. In such a case, holders of the depositary shares will not be entitled to receive any dividend for that dividend period, and the unpaid dividend will cease to accrue and be payable.

We may be able to redeem the Series S Preferred Stock prior to the First Reset Date

By its terms, the Series S Preferred Stock may be redeemed by us prior to the First Reset Date upon the occurrence of certain events involving the capital treatment of the Series S Preferred Stock. In particular, upon our determination in good faith that an event has occurred that would constitute a “Regulatory Capital Treatment Event”, we may, at our option, redeem in whole, but not in part, the shares of Series S Preferred Stock, subject to the approval of the Federal Reserve Board. See “Description of Series S Preferred Stock—Redemption”.

Although the terms of the Series S Preferred Stock satisfy the criteria for “tier 1 capital” instruments consistent with Basel III as set forth in the final rules promulgated by the Federal Reserve Board, the Federal Deposit Insurance Corporation (“FDIC”) and the Office of the Comptroller of the Currency, it is possible that the Series S Preferred Stock may not satisfy the criteria set forth as a result of official administrative or judicial decisions, actions or pronouncements interpreting those rules and announced after the issuance of the Series S Preferred Stock, or as a result of future changes in law or regulation. As a result, a “Regulatory Capital Treatment Event” (as defined herein) could occur whereby we would have the right, subject to prior approval of the Federal Reserve Board, to redeem the Series S Preferred Stock in accordance with its terms prior to the First Reset Date at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus an amount equal to the accrued and unpaid dividends for the then-current dividend period to but excluding the redemption date, whether or not declared.

We describe our redemption right under “Description of Series S Preferred Stock—Redemption” below. If the Series S Preferred Stock is redeemed, the corresponding redemption of the depositary shares would generally be a taxable event to United States holders. In addition, United States holders might not be able to reinvest the money they receive upon redemption of the depositary shares in a similar security.

Investors should not expect us to redeem the Series S Preferred Stock on or after the date it becomes redeemable at our option

The Series S Preferred Stock will be a perpetual equity security. This means that it will have no maturity or mandatory redemption date and will not be redeemable at the option of the holders. The Series S Preferred Stock may be redeemed by us at our option (i) in whole or in part, on any dividend payment date on or after the First Reset Date, or (ii) in whole but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as defined elsewhere in this prospectus supplement). Any decision we may make at any time to propose a redemption of the Series S Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time. In addition, we may be prohibited from redeeming the Series S Preferred Stock. See “—Our right to redeem the Series S Preferred Stock is subject to certain limitations, including the prior approval of the Federal Reserve Board and any future replacement capital covenants”.

Our right to redeem the Series S Preferred Stock is subject to certain limitations, including the prior approval of the Federal Reserve Board and any future replacement capital covenants

Our right to redeem the Series S Preferred Stock is subject to any limitations established by the Federal Reserve Board. We may not redeem shares of the Series S Preferred Stock without having received the prior approval of the Federal Reserve Board under the current capital rules applicable to us. We cannot assure you that the Federal Reserve Board will approve any redemption of the Series S Preferred Stock that we may propose. We understand that the factors the Federal Reserve Board will consider in evaluating a proposed redemption by a bank holding company include, among other things, the capital plans and stress tests submitted by the bank holding company, the bank holding company’s ability to meet and exceed minimum regulatory capital ratios under stressed scenarios, its expected sources and uses of capital over the planning horizon (generally a period of two years) under baseline and stressed scenarios, and any potential impact of changes to its business plan and activities on its capital adequacy and liquidity, although the Federal Reserve Board may change these factors at any time.

In addition, in the future we may enter into a replacement capital covenant with respect to the Series S Preferred Stock that may limit our right to redeem the Series S Preferred Stock. We have entered into similar covenants with respect to our Series E Preferred Stock and Series F Preferred Stock and the trust preferred securities of the trusts that hold that stock. These covenants prohibit us and our subsidiaries from redeeming or purchasing those securities prior to June 1 and September 1, 2022, respectively, unless we have received proceeds from the sales of eligible replacement capital securities. We have also entered into a replacement capital covenant with respect to the Series O Preferred Stock which prohibits us and our subsidiaries from redeeming or purchasing more than $397,000,000 of the Series O Preferred Stock prior to September 4, 2022 unless we have received proceeds from the sales of eligible replacement capital securities. In some circumstances, we may treat the Series S Preferred Stock as replacement capital securities under these existing replacement capital covenants and enter into a new replacement capital covenant with respect to the Series S Preferred Stock. Accordingly, there could be circumstances in which it would be in the interest of both you and The Goldman Sachs Group, Inc. that some or all of the Series S Preferred Stock be redeemed and in which sufficient cash is available for that purpose, but we would be restricted from doing so because we were not able to obtain proceeds from the sale of replacement capital securities.

If we are not paying full dividends on any outstanding parity stock, we will not be able to pay full dividends on Series S Preferred Stock

When dividends are not paid in full on the shares of Series S Preferred Stock and any shares of parity stock for a dividend period, all dividends declared with respect to shares of Series S Preferred Stock and all parity stock for such dividend period shall be declared pro rata so that the respective amounts of such dividends bear the same ratio to each other as all accrued but unpaid dividends per share on the shares of Series S Preferred Stock for such dividend period and all parity stock for such dividend period bear to each other. Therefore, if we are not paying full dividends on any outstanding parity stock, we will not be able to pay full dividends on Series S Preferred Stock.

We are a holding company and are dependent on our subsidiaries to meet our obligations and provide funds for payment of dividends to our stockholders

We are a holding company and, therefore, depend on dividends, distributions and other payments from our subsidiaries to fund dividend payments and payments on our obligations. Many of our subsidiaries, including our broker-dealer, bank and insurance subsidiaries, are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to us. Restrictions or regulatory action of that kind could impede access to funds that we need to fund dividend payments and payments on our obligations. Because some of our subsidiaries, including from time to time some of our principal U.S. operating subsidiaries, are partnerships in which we are a general partner or the sole limited partner, we may be liable for their obligations. We also guarantee many of the obligations of our subsidiaries. Any liability we may have for our subsidiaries’ obligations could reduce our assets that are available to satisfy our direct creditors or fund dividend payments. See “Business—Regulation” in Part I, Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2018 for a further discussion of regulatory restrictions.

The application of our preferred resolution strategy could increase the losses incurred by holders of the Series S Preferred Stock and depositary shares

As required by the Dodd-Frank Act and regulations issued by the Federal Reserve Board and the FDIC, we are required to provide to the Federal Reserve Board and the FDIC a plan for our rapid and orderly resolution in the event of material financial distress affecting Goldman Sachs or the failure of The Goldman Sachs Group, Inc. In our resolution plan, we would be resolved under the U.S. Bankruptcy Code. The strategy described in our resolution plan is a variant of the single point of entry strategy: The Goldman Sachs Group, Inc. and Goldman Sachs Funding LLC (“Funding IHC”), a wholly owned, direct subsidiary of The Goldman Sachs Group, Inc., would recapitalize and provide liquidity to certain major subsidiaries, including through the forgiveness of intercompany indebtedness, the extension of the maturities of intercompany indebtedness and the extension of additional intercompany loans. If this strategy were successful, creditors of some or all of our major subsidiaries would receive full recoveries on their claims, while our security holders could face significant and possibly complete losses.

To facilitate the execution of our resolution plan, we formed Funding IHC. In exchange for an unsecured subordinated funding note and equity interest, The Goldman Sachs Group, Inc. transferred certain intercompany receivables and substantially all of its global core liquid assets (“GCLA”) to Funding IHC, and agreed to transfer additional GCLA above prescribed thresholds. We also put in place a Capital and Liquidity

Support Agreement (“CLSA”) among The Goldman Sachs Group, Inc., Funding IHC and our major subsidiaries. Under the CLSA, Funding IHC has provided us with a committed line of credit that allows us to draw sufficient funds to meet our cash needs during the ordinary course of business. In addition, if our and our subsidiaries’ financial resources deteriorate so severely that resolution may be imminent, (i) the committed line of credit will automatically terminate and the unsecured subordinated funding note will automatically be forgiven, (ii) all intercompany receivables owed by the major subsidiaries to The Goldman Sachs Group, Inc. will be transferred to Funding IHC or their maturities will be extended to five years, (iii) The Goldman Sachs Group, Inc. will be obligated to transfer substantially all of its remaining intercompany receivables and GCLA (other than an amount to fund anticipated bankruptcy expenses) to Funding IHC, and (iv) Funding IHC will be obligated to provide capital and liquidity support to the major subsidiaries. The Goldman Sachs Group, Inc.’s and Funding IHC’s obligations under the CLSA are secured pursuant to a related security agreement. Such actions would materially and adversely affect The Goldman Sachs Group, Inc.’s liquidity. As a result, during a period of severe stress, The Goldman Sachs Group, Inc. might commence bankruptcy proceedings at an earlier time than it otherwise would if the CLSA and related security agreement had not been implemented.

If The Goldman Sachs Group, Inc.’s proposed resolution strategy were successful, The Goldman Sachs Group, Inc.’s security holders, including holders of the Series S Preferred Stock and depositary shares, could face losses while the third-party creditors of The Goldman Sachs Group, Inc.’s major subsidiaries would incur no losses because those subsidiaries would continue to operate and not enter resolution or bankruptcy proceedings.

If The Goldman Sachs Group, Inc.’s proposed resolution strategy were not successful, The Goldman Sachs Group, Inc.’s financial condition would be adversely impacted and The Goldman Sachs Group, Inc.’s security holders, including holders of the Series S Preferred Stock and depositary shares, may as a consequence be in a worse position than if the strategy had not been implemented. In all cases, any dividends to preferred stockholders are dependent on our ability to make such payments and are therefore subject to our credit risk. As a result of our recovery and resolution planning processes, including incorporating feedback from our regulators, we may incur increased operational, funding or other costs and face limitations on our ability to structure our internal organization or engage in internal or external activities in a manner that we may otherwise deem most operationally efficient.

The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Depositary Shares

We have appointed Goldman Sachs & Co. LLC as the calculation agent for the depositary shares. As calculation agent for your depositary shares, Goldman Sachs & Co. LLC will make determinations with respect to the depositary shares as specified in this prospectus supplement and in the accompanying prospectus dated July 10, 2017 and may have discretion in calculating the amounts payable in respect of the depositary shares. The exercise of this discretion by Goldman Sachs & Co. LLC could adversely affect the value of your depositary shares and may present Goldman Sachs & Co. LLC with a conflict of interest. We may change the calculation agent at any time without notice, and Goldman Sachs & Co. LLC may resign as calculation agent at any time upon 60 days’ written notice to The Goldman Sachs Group, Inc.

General market conditions and unpredictable factors could adversely affect market prices for the depositary shares

There can be no assurance about the market prices for the depositary shares. Several factors, many of which are beyond our control, will influence the market value of the depositary shares. Factors that might influence the market value of the depositary shares include:

•	whether dividends have been declared and are likely to be declared on the Series S Preferred Stock from time to time;

•	our operating performance, financial condition and prospects, or the operating performance, financial condition and prospects of our competitors;

•	our creditworthiness;

•	the ratings given to our securities by credit rating agencies, including any ratings given to the Series S Preferred Stock;

•	changes in interest rates;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the depositary shares that an investor purchases, whether in this offering or in the secondary market, may trade at a discount to the price that the investor paid for the depositary shares.

Holders of Series S Preferred Stock will have limited voting rights

Holders of Series S Preferred Stock have no voting rights with respect to matters that generally require the approval of voting shareholders. However, holders of Series S Preferred Stock will have the right to vote as a class on certain fundamental matters that may affect the preference or special rights of the Series S Preferred Stock, as described under “Description of Series S Preferred Stock—Voting Rights” below. In addition, if dividends on the Series S Preferred Stock have not been declared or paid for dividend periods equal to 18 months, whether or not for consecutive dividend periods, holders of the outstanding shares of Series S Preferred Stock, together with holders of any other series of our preferred stock ranking equal with the Series S Preferred Stock with similar voting rights, will be entitled to vote for the election of two additional directors, subject to the terms and to the limited extent described under “Description of Series S Preferred Stock—Voting Rights” below. Holders of depositary shares must act through the depositary to exercise any voting rights in respect of the Series S Preferred Stock. The Series S Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to above.

The Series S Preferred Stock and depositary shares will not have an active trading market

The depositary shares are a new issue of securities, and there will be no established trading market for the depositary shares. We do not plan to list the Series S Preferred Stock or the depositary shares on a securities exchange or quotation system. We have been advised by Goldman Sachs & Co. LLC that it intends to make a market in the depositary shares. However, neither Goldman Sachs & Co. LLC nor any of our other affiliates nor any other underwriter named in this prospectus supplement that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the depositary shares. We do not expect there to be any trading market for the Series S Preferred Stock.

There may be future sales of Series S Preferred Stock or depositary shares, which may adversely affect the market price of the depositary shares

We are not restricted from issuing additional Series S Preferred Stock or depositary shares or securities similar to the Series S Preferred Stock or depositary shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Series S Preferred Stock or depositary shares. Holders of Series S Preferred Stock or depositary shares have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of the depositary shares could decline as a result of sales of shares of Series S Preferred Stock or depositary shares made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of the depositary shares bear the risk of our future offerings reducing the market price of the depositary shares and diluting their holdings in the depositary shares.

DESCRIPTION OF SERIES S PREFERRED STOCK

The depositary will be the sole holder of the Series S Preferred Stock, as described under “Description of Depositary Shares” below, and all references in this prospectus supplement to the holders of the Series S Preferred Stock shall mean the depositary. However, the holders of depositary shares will be entitled, through the depositary, to exercise the rights and preferences of the holders of Series S Preferred Stock, as described under “Description of Depositary Shares”.

This prospectus supplement summarizes specific terms and provisions of the Series S Preferred Stock; terms that apply generally to our preferred stock are described in “Description of Preferred Stock We May Offer” in the accompanying prospectus. The following summary of the terms and provisions of the Series S Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our restated certificate of incorporation and the certificate of designations creating the Series S Preferred Stock, which will be included as an exhibit to documents filed with the SEC.

General

Our authorized capital stock includes 150,000,000 shares of preferred stock, par value $0.01 per share, 50,000 shares of which are designated as Series A Preferred Stock, 25,000 shares of which are designated as Series C Preferred Stock, 60,000 of which are designated as Series D Preferred Stock, 17,500 of which are designated as Series E Preferred Stock, 5,000 of which are designated as Series F Preferred Stock, 46,000 of which are designated as Series J Preferred Stock, 32,200 of which are designated as Series K Preferred Stock, 52,000 of which are designated as Series L Preferred Stock, 80,000 of which are designated as Series M Preferred Stock, 31,050 of which are designated as Series N Preferred Stock, 26,000 of which are designated as Series O Preferred Stock, 66,000 of which are designated as Series P Stock, and 20,000 of which are designated as Series Q Preferred Stock. We have 29,999 shares of Series A Preferred Stock, 8,000 shares of Series C Preferred Stock, 53,999 shares of Series D Preferred Stock, 7,667 shares of Series E Preferred Stock, 1,615 shares of Series F Preferred Stock, 40,000 shares of Series J Preferred Stock, 28,000 shares of Series K Preferred Stock, 14,000 shares of Series L Preferred Stock, 80,000 shares of Series M Preferred Stock, 27,000 shares of Series N Preferred Stock, 26,000 shares of Series O Preferred Stock, 60,000 shares of Series P Preferred Stock, 20,000 shares of Series Q Preferred Stock, and 24,000 shares of Series R Preferred Stock outstanding as of the date of this prospectus supplement, as described in more detail below. The Series S Preferred Stock is part of a single series of authorized preferred stock consisting of 14,000 shares.

As described in the accompanying prospectus, we may from time to time, without notice to or the consent of holders of Series S Preferred Stock, issue additional shares of Series S Preferred Stock; provided that we shall only issue such additional shares if they will be fungible for U.S. tax purposes with all of the originally issued shares. The additional shares of Series S Preferred Stock would be deemed to form a single series with the Series S Preferred Stock offered by this prospectus supplement.

Shares of the Series S Preferred Stock will rank senior to our common stock, and equally with the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, Series M Preferred Stock, Series N Preferred Stock, Series O Preferred Stock, Series P Preferred Stock, Series Q Preferred Stock, and Series R Preferred Stock and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of Series S Preferred Stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up. Holders of the Series S Preferred Stock may be fully subordinated to interests held by the U.S. government in the event The Goldman Sachs Group, Inc. enters into a receivership, insolvency, liquidation or similar proceeding. In addition, we will generally be able to pay dividends and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness and other non-equity claims). The Series S Preferred Stock will be fully paid and nonassessable when issued, which means that its holders will have paid their purchase price in full and that we may not ask them to surrender additional funds. Holders of Series S Preferred Stock will not have preemptive or subscription rights to acquire more stock of The Goldman Sachs Group, Inc.

The Series S Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of The Goldman Sachs Group, Inc. The Series S Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of The Goldman Sachs Group, Inc. to redeem or repurchase the Series S Preferred Stock. The Series S Preferred Stock represents non-withdrawable capital, is not a bank deposit and is not insured by the FDIC or any other governmental agency, nor is it the obligation of, or guaranteed by, a bank.

As of December 31, 2019, we have 29,999,400 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series A Preferred Stock, with an aggregate liquidation preference of $749,985,000, 8,000,000 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series C Preferred Stock, with an aggregate liquidation preference of $200,000,000, 53,999,000 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series D Preferred Stock, with an aggregate liquidation preference of $1,349,975,000, 7,667 shares of our Series E Preferred Stock, with an aggregate liquidation preference of $766,748,000, 1,615 shares of our Series F Preferred Stock, with an aggregate liquidation preference of $161,504,000, 40,000,000 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series J Preferred Stock, with an aggregate liquidation preference of $1,000,000,000, 28,000,000 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series K Preferred Stock, with an aggregate liquidation preference of $700,000,000, 350,000 depositary shares, each representing a 1/25th ownership interest in a share of our Series L Preferred Stock, with an aggregate liquidation preference of $350,000,000, 2,000,000 depositary shares, each representing a 1/25th ownership interest in a share of our Series M Preferred Stock, with an aggregate liquidation preference of $2,000,000,000, 27,000,000 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series N Preferred Stock, with an aggregate liquidation preference of $675,000,000, 650,000 depositary shares, each representing a 1/25th ownership interest in a share of our Series O Preferred Stock, with an aggregate liquidation preference of $650,000,000, 1,500,000 depositary shares, each representing a 1/25th ownership interest in a share of our Series P Preferred Stock, with an aggregate liquidation preference of $1,500,000,000, 500,000 depositary shares, each representing a 1/25th ownership interest in a share of our Series Q Preferred Stock, with an aggregate liquidation preference of $500,000,000, and 600,000 depositary shares, each representing 1/25th ownership interest in a share of our Series R Preferred Stock, with an aggregate liquidation preference of $600,000,000, issued and outstanding.

The Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, Series M Preferred Stock, Series N Preferred Stock, Series O Preferred Stock, Series P Preferred Stock, Series Q Preferred Stock and Series R Preferred Stock rank equally with the Series S Preferred Stock as to dividends and distributions on liquidation and include the same provisions with respect to restrictions on declaration and payment of dividends and voting rights as apply to the Series S Preferred Stock.

Holders of Series A Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate per annum equal to the greater of (1) 0.75% above LIBOR on the related LIBOR determination date and (2) 3.75%. Holders of Series C Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate per annum equal to the greater of (1) 0.75% above LIBOR on the related LIBOR determination date and (2) 4.00%. Holders of Series D Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate per annum equal to the greater of (1) 0.67% above LIBOR on the related LIBOR determination date and (2) 4.00%. Holders of Series E Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate per annum equal to the greater of (1) 0.7675% above LIBOR on the related LIBOR determination date and (2) 4.00%. Holders of Series F Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate per annum equal to the greater of (1) 0.77% above LIBOR on the related LIBOR determination date and (2) 4.00%. Holders of Series J Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), (1) at a rate of 5.50% per annum to but excluding May 10, 2023 and (2) thereafter at a rate per annum equal to 3.64% above LIBOR on the related LIBOR determination date. Holders of Series K Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), (1) at a rate of 6.375% per annum to but excluding May 10, 2024 and

(2) thereafter at a rate per annum equal to 3.55% above LIBOR on the related LIBOR determination date. Holders of Series L Preferred Stock are entitled to receive dividends when, as and if declared by our board of directors (or a duly authorized committee of the board) quarterly at a rate per annum equal to 3.884% above LIBOR on the related LIBOR determination date. Holders of Series M Preferred Stock are entitled to receive dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), (1) semi-annually at a rate of 5.375% per annum to but excluding May 10, 2020 and (2) thereafter quarterly at a rate per annum equal to 3.922% above LIBOR on the related LIBOR determination date. Holders of Series N Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate of 6.30% per annum. Holders of Series O Preferred Stock are entitled to receive dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), (1) semi-annually at a rate of 5.30% per annum to but excluding November 10, 2026 and (2) thereafter quarterly at a rate per annum equal to 3.834% above LIBOR on the related LIBOR determination date. Holders of Series P Preferred Stock are entitled to receive dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), (1) semi-annually at a rate of 5.00% per annum to but excluding November 10, 2022 and (2) thereafter quarterly at a rate per annum equal to 2.874% above LIBOR on the related LIBOR determination date. Holders of Series Q Preferred Stock are entitled to receive semi-annual dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), (1) at a rate of 5.50% per annum to, but excluding, August 10, 2024 and (2) thereafter, at a rate per annum equal to the five-year treasury rate on the related dividend determination date plus 3.623%. Holders of Series R Preferred Stock are entitled to receive semi-annual dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), (1) at a rate of 4.95% per annum to, but excluding, February 10, 2025 and (2) thereafter, at a rate per annum equal to the five-year treasury rate on the related dividend determination date plus 3.224%.

Dividends

Dividends on shares of the Series S Preferred Stock will not be mandatory. Holders of Series S Preferred Stock will be entitled to receive, when, as and if declared by our board of directors (or a duly authorized committee of the board), out of funds legally available for the payment of dividends, non-cumulative cash dividends semi-annually in arrears on the 10th day of February and August of each year, commencing on August 10, 2020. Dividends will accrue (i) from the date of original issue to, but excluding, the First Reset Date at a fixed rate per annum of 4.40%, and (ii) from, and including, the First Reset Date, during each reset period, at a rate per annum equal to the five-year treasury rate as of the most recent reset dividend determination date (as described below) plus 2.85% on the liquidation preference amount of $25,000 per share (equivalent to $1,000 per depositary share). In the event that we issue additional shares of Series S Preferred Stock after the original issue date, dividends on such shares may accrue from the original issue date or any other date we specify at the time such additional shares are issued. Payment dates are subject to adjustment for business days.

A “reset date” means the First Reset Date and each date falling on the fifth anniversary of the preceding reset date. Reset dates, including the First Reset Date, will not be adjusted for business days. A “reset period” means the period from and including the First Reset Date to, but excluding, the next following reset date and thereafter each period from and including each reset date to, but excluding, the next following reset date. A “reset dividend determination date” means, in respect of any reset period, the day falling three business days prior to the beginning of such reset period.

Dividends will be payable to holders of record of Series S Preferred Stock as they appear on our books on the applicable record date, which shall be the 15th calendar day before that dividend payment date or such other record date fixed by our board of directors (or a duly authorized committee of the board) that is not more than 60 nor less than 10 days prior to such dividend payment date (each, a “dividend record date”). These dividend record dates will apply regardless of whether a particular dividend record date is a business day. The corresponding record dates for the depositary shares will be the same as the record dates for the Series S Preferred Stock.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Series S Preferred Stock and will end on and exclude the August 10, 2020 dividend payment date.

Dividends payable on the Series S Preferred Stock for any dividend period will be calculated on the basis of 30/360 (ISDA) (as defined in the accompanying prospectus). If any dividend payment date is not a business day (as defined below), then the dividend with respect to that dividend payment date will be paid on the next succeeding business day, without interest or other payment in respect of such delayed payment. “Business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close.

For any reset period commencing on or after the First Reset Date, the five-year treasury rate will be:

•

The average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five business days appearing under the caption “Treasury Constant Maturities’’ in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve Board, as determined by the calculation agent in its sole discretion.

•

If no calculation is provided as described above, then the calculation agent, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the five-year treasury rate, shall determine the five-year treasury rate in its sole discretion, provided that if the calculation agent determines there is an industry-accepted successor five-year treasury rate, then the calculation agent shall use such successor rate. If the calculation agent has determined a substitute or successor base rate in accordance with the foregoing, the calculation agent in its sole discretion may determine the business day convention, the definition of business day and the reset dividend determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the five-year treasury rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

The five-year treasury rate will be determined by the calculation agent on the third business day immediately preceding the applicable reset date.

Dividends on shares of Series S Preferred Stock will not be cumulative. Accordingly, if the board of directors of The Goldman Sachs Group, Inc. (or a duly authorized committee of the board) does not declare a dividend on the Series S Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series S Preferred Stock are declared for any future dividend period.

So long as any share of Series S Preferred Stock remains outstanding, no dividend shall be paid or declared on our common stock or any other shares of our junior stock (as defined below) (other than a dividend payable solely in junior stock), and no common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock and other than through the use of the proceeds of a substantially contemporaneous sale of junior stock), during a dividend period, unless the full dividends for the latest completed dividend period on all outstanding shares of Series S Preferred Stock have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside). However, the foregoing provision shall not restrict the ability of Goldman Sachs & Co. LLC, or any of our other affiliates, to engage in any market-making transactions in our junior stock in the ordinary course of business.

As used in this prospectus supplement, “junior stock” means any class or series of stock of The Goldman Sachs Group, Inc. that ranks junior to the Series S Preferred Stock either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc. Junior stock includes our common stock.

When dividends are not paid (or duly provided for) on any dividend payment date (or, in the case of parity stock, as defined below, having dividend payment dates different from the dividend payment dates pertaining to the Series S Preferred Stock, on a dividend payment date falling within the related dividend period for the Series S Preferred Stock) in full on the Series S Preferred Stock and any shares of parity stock, all dividends declared on the Series S Preferred Stock and all such equally ranking securities payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series S Preferred Stock, on a dividend payment date falling within the related dividend period for the Series S Preferred Stock) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per share on the Series S Preferred Stock and all parity stock payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series S Preferred Stock, on a dividend payment date falling within the related dividend period for the Series S Preferred Stock) bear to each other.

As used in this prospectus supplement, “parity stock” means any other class or series of stock of The Goldman Sachs Group, Inc. that ranks equally with the Series S Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc. Parity stock includes the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, Series M Preferred Stock, Series N Preferred Stock, Series O Preferred Stock, Series P Preferred Stock, Series Q Preferred Stock, and Series R Preferred Stock.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series S Preferred Stock from time to time out of any funds legally available for such payment, and the shares of the Series S Preferred Stock shall not be entitled to participate in any such dividend.

Dividends on the Series S Preferred Stock will not be declared, paid or set aside for payment if and to the extent such act would cause us to fail to comply with applicable laws and regulations. The certificate of designations creating the Series S Preferred Stock provides that dividends on the Series S Preferred Stock may not be declared or set aside for payment if and to the extent such dividends would cause us to fail to comply with applicable capital adequacy rules.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc., holders of Series S Preferred Stock are entitled to receive out of assets of The Goldman Sachs Group, Inc. available for distribution to stockholders, after satisfaction of liabilities to creditors, if any, before any distribution of assets is made to holders of common stock or of any of our other shares of stock ranking junior as to such a distribution to the shares of Series S Preferred Stock, a liquidating distribution in the amount of $25,000 per share (equivalent to $1,000 per depositary share) plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Series S Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

The Series S Preferred Stock, like our other series of preferred stock, may be fully subordinate to any interests held by the U.S. government in the event of a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act. As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulations issued by the Federal Reserve Board and the FDIC, The Goldman Sachs Group, Inc. is required to provide to the Federal Reserve Board and the FDIC a plan for its rapid and orderly resolution in the event of material financial distress affecting the firm or the failure of The Goldman Sachs Group, Inc. In its 2019 resolution plan submitted to the Federal Reserve Board and the FDIC, The Goldman Sachs Group, Inc. would be resolved under the U.S. Bankruptcy Code.

In any such distribution, if the assets of The Goldman Sachs Group, Inc. are not sufficient to pay the liquidation preferences in full to all holders of Series S Preferred Stock and all holders of any other shares of our stock ranking equally as to such distribution with the Series S Preferred Stock, the amounts paid to the holders of Series S Preferred Stock and to the holders of all such other stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of preferred stock means the amount payable to such holder in such distribution, including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends in the case of any holder of stock on which dividends accrue on a cumulative basis). If the liquidation preference has been paid in full to all holders of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, Series M Preferred Stock, Series N Preferred Stock, Series O Preferred Stock, Series P Preferred Stock, Series Q Preferred Stock, Series R Preferred Stock, Series S Preferred Stock and any other shares of our stock ranking equally as to the liquidation distribution, the holders of our other stock shall be entitled to receive all remaining assets of The Goldman Sachs Group, Inc. according to their respective rights and preferences.

For purposes of this section, the merger or consolidation of The Goldman Sachs Group, Inc. with any other entity, including a merger or consolidation in which the holders of Series S Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of the assets of The Goldman Sachs Group, Inc., for cash, securities or other property shall not constitute a liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc.

Redemption

The Series S Preferred Stock is perpetual and has no maturity date, and is not subject to any mandatory redemption, sinking fund or other similar provisions. We may, at our option, redeem the Series S Preferred Stock (i) in whole or in part, on any dividend payment date on or after the First Reset Date or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event, in each case, upon not less than 15 nor more than 60 days’ notice, at a redemption price of $25,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends to, but excluding the date of redemption, without accumulation of undeclared dividends. Holders of Series S Preferred Stock will have no right to require the redemption or repurchase of the Series S Preferred Stock.

We are a bank holding company and a financial holding company regulated by the Federal Reserve Board. We intend to treat the Series S Preferred Stock as “tier 1 capital” (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve Board (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency).

A “Regulatory Capital Treatment Event” means the good faith determination by The Goldman Sachs Group, Inc. that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of the Series S Preferred Stock, (ii) any proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of the Series S Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of the Series S Preferred Stock, there is more than an insubstantial risk that The Goldman Sachs Group, Inc. will not be entitled to treat the full liquidation preference amount of $25,000 per share of Series S Preferred Stock then outstanding as “tier 1 capital” (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve Board (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency) as then in effect and applicable, for so long as any share of Series S Preferred Stock is outstanding. “Appropriate federal banking agency” means the “appropriate federal banking agency” with respect to us as that term is defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision.

We will not exercise our option to redeem any shares of preferred stock without obtaining the approval of the Federal Reserve Board (or any successor appropriate federal banking agency) as required by applicable law. Unless the Federal Reserve Board (or any successor appropriate federal banking agency) authorizes us to do otherwise in writing, we will redeem the Series S Preferred Stock only if it is replaced with other tier 1 capital (e.g., common stock or another series of noncumulative perpetual preferred stock).

If shares of Series S Preferred Stock are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of Series S Preferred Stock to be redeemed, mailed not less than 15 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the depositary shares representing the Series S Preferred Stock are held in global form through The Depository Trust Company, or “DTC”, we may give such notice in any manner permitted by the DTC). Each notice of redemption will include a statement setting forth: (i) the redemption date, (ii) the number of shares of Series S Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder, (iii) the redemption price and (iv) the place or places where holders may surrender certificates evidencing shares of Series S Preferred Stock for payment of the redemption price. If notice of redemption of any shares of Series S Preferred Stock has been given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series S Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of Series S Preferred Stock, such shares of Series S Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

In case of any redemption of only part of the shares of the Series S Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot.

See “Description of Depositary Shares” below for information about redemption of the depositary shares relating to our Series S Preferred Stock.

Voting Rights

Except as provided below or as required by law, the holders of Series S Preferred Stock will have no voting rights.

Whenever dividends on any shares of Series S Preferred Stock shall have not been declared and paid for any dividend periods that, in aggregate, equal 18 months, whether or not for consecutive dividend periods (a “Nonpayment”), the holders of such shares, voting together as a class with holders of any and all other series of voting preferred stock (as defined below) then outstanding, will be entitled to vote for the election of a total of two additional members of our board of directors (the “Preferred Stock Directors”), provided that our board of directors shall at no time include more than two Preferred Stock Directors. In that event, the number of directors on our board of directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the Series S Preferred Stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting. These voting rights will continue until dividends on the shares of Series S Preferred Stock and any such series of voting preferred stock for consecutive dividend periods equal to at least one year following the Nonpayment shall have been fully paid (or declared and a sum sufficient for the payment of such dividends shall have been set aside for payment).

As used in this prospectus supplement, “voting preferred stock” means any other class or series of preferred stock of The Goldman Sachs Group, Inc. ranking equally with the Series S Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding-up and upon which like voting rights have been conferred and are exercisable. Voting preferred stock includes the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, Series M Preferred Stock, Series N Preferred Stock, Series O Preferred Stock, Series P Preferred Stock, Series Q Preferred Stock, and Series R Preferred Stock to the extent their like voting rights are exercisable at such time. Whether a plurality, majority or other portion of the shares of Series S Preferred Stock and any other voting preferred stock have been voted in favor of any matter shall be determined by reference to the liquidation amounts of the shares voted.

If and when dividends for consecutive dividend periods that, in aggregate, equal at least one year following a Nonpayment have been paid in full (or declared and a sum sufficient for such payment shall have been set aside), the holders of Series S Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and, if such voting rights for all other holders of voting preferred stock have terminated, the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the board of directors shall automatically decrease by two. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series S Preferred Stock when they have the voting rights described above (voting together as a class with all series of voting preferred stock then outstanding). So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series S Preferred Stock and all voting preferred stock when they have the voting rights described above (voting together as a class). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

So long as any shares of Series S Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series S Preferred Stock and all other series of voting preferred stock entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing or at a meeting:

•

amend or alter the provisions of The Goldman Sachs Group, Inc.’s restated certificate of incorporation or the certificate of designations of the Series S Preferred Stock so as to authorize or create, or increase the authorized amount of, any class or series of stock ranking senior to the Series S Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc.;

•

amend, alter or repeal the provisions of The Goldman Sachs Group, Inc.’s restated certificate of incorporation or the certificate of designations of the Series S Preferred Stock so as to materially and adversely affect the special rights, preferences, privileges or voting powers of the Series S Preferred Stock, taken as a whole; or

•

consummate a binding share exchange or reclassification involving the Series S Preferred Stock or a merger or consolidation of The Goldman Sachs Group, Inc. with another entity, unless in each case (i) the shares of Series S Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series S Preferred Stock, taken as a whole;

provided, however, that any increase in the amount of the authorized or issued Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock, Series M Preferred Stock, Series N Preferred Stock, Series O Preferred Stock, Series P Preferred Stock, Series Q Preferred Stock, Series R Preferred Stock, or Series S Preferred Stock or authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the Series S Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding-up of The Goldman Sachs Group, Inc. will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series S Preferred Stock.

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would adversely affect one or more but not all series of voting preferred stock (including the Series S Preferred Stock for this purpose), then only the series affected and entitled to vote shall vote as a class in lieu of all such series of preferred stock.

Without the consent of the holders of Series S Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers of the Series S Preferred Stock, we may amend, alter, supplement or repeal any terms of the Series S Preferred Stock:

•	to cure any ambiguity, or to cure, correct or supplement any provision contained in the certificate of designation for the Series S Preferred Stock that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the Series S Preferred Stock that is not inconsistent with the provisions of the certificate of designations.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series S Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of Series S Preferred Stock to effect such redemption.

Transfer Agent, Registrar and Calculation Agent

The Bank of New York Mellon will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the Series S Preferred Stock. Goldman Sachs & Co. LLC will be the calculation agent for the Series S Preferred Stock.

DESCRIPTION OF DEPOSITARY SHARES

Please note that in this prospectus supplement, references to “holders” of depositary shares mean those who own depositary shares registered in their own names, on the books that we or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in global form through The Depositary Trust Company. Please review the special considerations that apply to indirect holders in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This prospectus supplement summarizes specific terms and provisions of the depositary shares relating to our Series S Preferred Stock; terms that apply generally to all our preferred stock issued in the form of depositary shares (including the depositary shares offered in this prospectus supplement) are described in “Description of Preferred Stock We May Offer” in the accompanying prospectus.

General

As described in the accompanying prospectus under “Description of Preferred Stock We May Offer—Fractional or Multiple Shares of Preferred Stock Issued as Depositary Shares”, we are issuing fractional interests in shares of preferred stock in the form of depositary shares. Each depositary share will represent a 1/25th ownership interest in a share of Series S Preferred Stock, and will be evidenced by a depositary receipt. The shares of Series S Preferred Stock represented by depositary shares will be deposited under a deposit agreement among The Goldman Sachs Group, Inc., The Bank of New York Mellon (as the depositary) and the holders from time to time of the depositary receipts evidencing the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series S Preferred Stock represented by such depositary share, to all the rights and preferences of the Series S Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

Immediately following the issuance of the Series S Preferred Stock, we will deposit the Series S Preferred Stock with the depositary, which will then issue the depositary shares to the underwriters. Copies of the forms of deposit agreement and the depositary receipt may be obtained from us upon request and in the manner described in the accompanying prospectus.

Dividends and Other Distributions

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series S Preferred Stock to the record holders of depositary shares relating to the underlying Series S Preferred Stock in proportion to the number of depositary shares held by the holders. The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series S Preferred Stock.

The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

If we redeem the Series S Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series S

Preferred Stock held by the depositary. The redemption price per depositary share will be equal to 1/25th of the redemption price per share payable with respect to the Series S Preferred Stock (or $1,000 per depositary share). Whenever we redeem shares of Series S Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of Series S Preferred Stock so redeemed.

In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected by the depositary pro rata or by lot. In any such case, we will redeem depositary shares only in increments of 1,000 shares and any multiple thereof.

Voting the Series S Preferred Stock

When the depositary receives notice of any meeting at which the holders of Series S Preferred Stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares relating to the Series S Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series S Preferred Stock, may instruct the depositary to vote the amount of Series S Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of Series S Preferred Stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series S Preferred Stock, it will vote all depositary shares of that series held by it proportionately with instructions received.

Listing

Neither the Series S Preferred Stock nor the depositary shares will be listed on any securities exchange or interdealer market quotation system.

Form of Preferred Stock and Depositary Shares

The depositary shares shall be issued in global form through The Depository Trust Company, as described in “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus. The Series S Preferred Stock will be issued in registered form to the depositary. See “Description of Preferred Stock We May Offer—Form of Preferred Stock and Depositary Shares” in the accompanying prospectus.

VALIDITY OF THE SECURITIES

The validity of the Series S Preferred Stock will be passed upon for The Goldman Sachs Group, Inc. by Richards, Layton & Finger, P.A., Wilmington, Delaware. The validity of the Series S Preferred Stock and the depositary shares will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent The Goldman Sachs Group, Inc. on a regular basis and in a variety of matters, including offerings of our common stock, preferred stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the depositary shares described in this prospectus supplement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of The Goldman Sachs Group, Inc. incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The historical income statement data, balance sheet data and common share data set forth in “Selected Financial Data” as of and for the years ended December 31, 2018, December 31, 2017, December 31, 2016, December 31, 2015 and December 31, 2014 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited consolidated financial statements of The Goldman Sachs Group, Inc. for the (i) three month periods ended March 31, 2019 and 2018, (ii) three month and six month periods ended June 30, 2019 and 2018 and (iii) three month and nine month periods ended September 30, 2019 and 2018, incorporated by reference in this prospectus supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated (i) May 3, 2019, (ii) August 5, 2019 and (iii) October 31, 2019, incorporated by reference in this prospectus supplement state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited consolidated financial statements because those reports are not a “report” or a “part” of the registration statements prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan) proposing to invest in the depositary shares.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (each, a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests.

The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the depositary shares are acquired by or on behalf of a Plan unless those depositary shares are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38), and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the depositary shares, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase of the depositary shares, (b) none of the purchase or disposition of the depositary shares or the exercise of any rights related to the depositary shares will result in a non-exempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA (or any regulations thereunder) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the depositary shares, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the depositary shares, and neither The Goldman Sachs Group, Inc. nor any of its affiliates has provided investment advice in connection with such person’s acquisition, disposition or holding of the depositary shares.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan) and propose to invest in the depositary shares described in this prospectus supplement and accompanying prospectus, you should consult your legal counsel.

UNDERWRITING

The Goldman Sachs Group, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the depositary shares being offered. Subject to certain conditions, the underwriters have severally agreed to purchase the respective number of depositary shares, each representing a 1/25th ownership interest in a share of Series S Preferred Stock, indicated in the following table. Goldman Sachs & Co. LLC is the representative of the underwriters.

Underwriters	Number of Depositary Shares
Goldman Sachs & Co. LLC	274,750
Banca IMI S.p.A.	2,625
BB&T Capital Markets, a division of BB&T Securities, LLC	2,625
BMO Capital Markets Corp.	2,625
BNY Mellon Capital Markets, LLC	2,625
Citigroup Global Markets Inc.	2,625
Capital One Securities, Inc.	2,625
Danske Markets Inc.	2,625
Fifth Third Securities, Inc.	2,625
ING Financial Markets LLC	2,625
J.P. Morgan Securities LLC	2,625
KeyBanc Capital Markets Inc.	2,625
Lloyds Securities Inc.	2,625
Mizuho Securities USA LLC	2,625
Natixis Securities Americas LLC	2,625
NatWest Markets Securities Inc.	2,625
PNC Capital Markets LLC	2,625
RBC Capital Markets, LLC	2,625
Regions Securities LLC	2,625
Santander Investment Securities Inc.	2,625
Scotia Capital (USA) Inc.	2,625
SMBC Nikko Securities America, Inc.	2,625
TD Securities (USA) LLC	2,625
The Huntington Investment Company	2,625
UniCredit Capital Markets LLC	2,625
U.S. Bancorp Investments, Inc.	2,625
Wells Fargo Securities, LLC	2,625
Academy Securities, Inc.	1,750
Drexel Hamilton, LLC	1,750
Mischler Financial Group, Inc.	1,750
R. Seelaus & Co., LLC	1,750

Total	350,000

The underwriters are committed to take and pay for all of the depositary shares being offered, if any are taken.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company.

Paid by the Company

Underwriting Discount
Per depositary share	$10.00
Total	$3,500,000.00

Depositary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any depositary shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to $6.00 per depositary share from the initial public offering price. Any such securities dealers may resell any depositary shares purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to $2.50 per depositary share from the initial public offering price. If all the depositary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The underwriters intend to offer the depositary shares for sale in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the depositary shares for sale outside the United States either directly or through affiliates or other dealers acting as selling agents. This prospectus supplement may be used by the underwriters and other dealers in connection with offers and sales of depositary shares made in the United States, including offers and sales in the United States of depositary shares initially sold outside the United States. The depositary shares have not been, and will not be, registered under the Securities Act of 1933 for the purpose of offers or sales outside the United States.

Prior to this offering, there has been no public market for the depositary shares being offered. Neither the Series S Preferred Stock nor the depositary shares will be listed on any securities exchange or interdealer market quotation system. We do not expect that there will be any separate public trading market for the shares of Series S Preferred Stock.

The Goldman Sachs Group, Inc. has been advised by Goldman Sachs & Co. LLC that Goldman Sachs & Co. LLC intends to make a market in the depositary shares. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman Sachs & Co. LLC nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or the trading market for the depositary shares.

In connection with the offering, the underwriters may purchase and sell depositary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of depositary shares than they are required to purchase in the offering. The underwriters must close out any short position by purchasing depositary shares in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the depositary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the depositary shares made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s depositary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the depositary shares. As a result, the price of the depositary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the depositary shares. If you have purchased a depositary share in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

It is expected that delivery of the depositary shares will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the 3rd business day following the date hereof. Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade depositary shares on any date prior to the second business day before delivery will be required, by virtue of the fact that the depositary shares initially will settle on the 3rd business day following the day of pricing (“T+3”), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Each underwriter has represented and agreed that it will not offer or sell the depositary shares in the United States or to United States persons except if such offers or sales are made by or through Financial Industry Regulatory Authority, Inc. (“FINRA”) member broker-dealers, as permitted by FINRA regulations.

The depositary shares may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the depositary shares or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the depositary shares or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. For the purposes of this provision: (a) the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”); and (b) the expression of an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the depositary shares to be offered so as to enable an investor to decide to purchase or subscribe for the depositary shares.

Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any depositary shares to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II;

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Directive; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the depositary shares to be offered so as to enable an investor to decide to purchase or subscribe for the depositary shares.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of depositary shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of depositary shares. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Directive.

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the depositary shares in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the depositary shares in, from or otherwise involving the United Kingdom.

The depositary shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance; and no advertisement, invitation or document relating to the depositary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to depositary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder.

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the depositary shares may not be circulated or distributed, nor may the depositary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the depositary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the depositary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the depositary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA))

whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the depositary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

The depositary shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The depositary shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

The depositary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the depositary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The depositary shares are not offered, sold or advertised, directly or indirectly, in, into or from Switzerland on the basis of a public offering and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Accordingly, neither this prospectus supplement nor any accompanying prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus as defined in article 32 of the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the depositary shares by the underwriters thereof may only be undertaken on a private basis to selected individual investors in compliance with Swiss law. This prospectus supplement and accompanying prospectus may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this prospectus supplement and accompanying prospectus or by subscribing to the depositary shares, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the depositary shares.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman Sachs & Co. LLC or any other underwriter, will be approximately $150,000.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for The Goldman Sachs Group, Inc. or its affiliates, for which they received or will receive customary fees and expenses.

Goldman Sachs & Co. LLC is an affiliate of The Goldman Sachs Group, Inc. As such, Goldman Sachs & Co. LLC has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman Sachs &Co. LLC is not permitted to sell depositary shares in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of The Goldman Sachs Group, Inc. If any of the underwriters or their respective affiliates have a lending relationship with us, certain of those underwriters or their respective affiliates routinely hedge, and certain other of those underwriters may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their respective affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the depositary shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the depositary shares offered hereby.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This prospectus supplement and the accompanying prospectus is an offer to sell only the depositary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement

The Goldman Sachs Group, Inc.

350,000 Depositary Shares Each

Representing 1/25th Interest

in a Share of

4.40% Fixed-Rate Reset

Non-Cumulative Preferred Stock,

Series S

Goldman Sachs & Co. LLC